united states
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MFS Investment Grade Municipal Trust

(Name of Subject Company (Issuer))

MFS Investment Grade Municipal Trust
(Name of Filing Person (Issuer))

Common Shares, Without Par
(Title of Class of Securities)

59318B108
(CUSIP Number of Class of Securities)

Christopher R. Bohane
Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199
Telephone: (617) 954-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

David C. Sullivan
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

explanatory note

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by MFS Investment Grade Municipal Trust, a closed-end management investment company (the “Fund”), to purchase for cash up to 50% of the Fund’s outstanding common shares (the “Shares”) upon the terms and subject to the conditions of the Offer.

Forward-Looking Statements

This document contains statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

Additional Information and Where to Find It

The Offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Shares in the Fund, nor is it a solicitation of any proxy. This announcement is not a substitute for any materials that the Fund will file with the SEC.

The Fund plans to file a tender offer statement on Schedule TO, together with other related tender offer documents, including a letter of transmittal, in connection with the Offer. These documents will contain important information about the Fund and the Offer. You are urged to read these documents carefully and in their entirety when they become available before making any decision regarding tendering your Shares. These documents will be made available to the Fund’s shareholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov.

This Schedule TO is not a prospectus, circular, or representation intended for use in the purchase or sale of Shares in the Fund. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Fund’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

The Fund is a closed-end fund. Common shares of the Fund are only available for purchase/sale on the New York Stock Exchange at the current market price. Common shares may trade at a discount to net asset value.

Items 1-11.

Not applicable.

Item 12. EXHIBITS.

Exhibit No.	Document
99.1	Press Release issued by the Issuer dated March 4, 2026

Item 13.

Not applicable.

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